News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Third Quarter Financial Results and Projects Update

October 13, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (NYSE-AMEX, TSX: NG) today announced the results of its third quarter ended August 31, 2011. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast
Monday, October 17 at 7:30am PDT (10:30am EDT)
Webcast: www.novagold.net
North American callers: 1-866-212-4491
International callers: 1-416-800-1066

President’s message

In the third 2011 quarter, NovaGold achieved significant milestones as the Company advanced all three of its major projects: the 50%-owned Donlin Gold and Galore Creek projects; and the 100%-owned Ambler project.

During the third quarter, Donlin Gold LLC (50% owned by a subsidiary of NovaGold and 50% owned by a subsidiary of Barrick Gold Corporation) continued to make significant progress in advancing an updated Feasibility Study, expected to be completed before the end of 2011. The Donlin Gold Feasibility Study update will incorporate a 315-mile natural gas pipeline which should reduce power generation costs and serve as a more socially and environmentally responsible alternative for the project than the original diesel option. Based on the existing feasibility study, once in production, Donlin Gold would produce an average of 1.3 million ounces of gold per year over a 25 year mine life, making it one of the largest North American gold operations.

The Company advanced its Galore Creek project by completing a NI 43-101 Prefeasibility Study (“PFS”) technical report. The PFS confirmed the economic viability of Galore Creek. Prior to the end of the year, further work is being completed on the project’s Enhanced Plan including an assessment of an increased production profile and potential extension of the mine life as well as a possible reduction of initial capital cost. The Enhanced Plan will provide the basis for NovaGold and its partner Teck Resources Limited to consider proceeding to feasibility study and permitting. If developed on the basis outlined in the PFS, Galore Creek would become one of the largest and lowest-cost copper producers in North America based on industry reports.

During the third quarter, two drill rigs were operating at the Ambler project where we completed 7,100 meters of drilling. The focus was on infill and geotechnical drilling on the existing Arctic deposit and exploration drilling at the Bornite target. Together with Bornite, the district represents one of the most significant and prospective high-grade copper exploration projects in the world. NovaGold is working with NANA Regional Corporation, an Alaska Native Corporation, to negotiate an agreement on future development and exploration in the Ambler region. NovaGold and NANA are working together with the State of Alaska to develop a strategy and funding mechanism for construction of a road to the Ambler district which would bring economic development to the Upper Kobuk region and this highly prospective district.

In the current environment that is marked by an acute scarcity of significant precious and base metals projects around the world, coupled with increasing resource nationalism in emerging countries, NovaGold continues to offer investors unprecedented access to significant and advanced precious and base metals projects located in the world’s most secure and developed mining jurisdictions. The Company is well positioned and on track to advance its high quality, North American assets along the value chain for the benefit of all of its stakeholders.

Results of operations

in thousands of Canadian dollars,
except for per share amounts

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
	$	$	$	$
Asset impairment
Impairment - Rock Creek	-	116,231	-	116,231
Impairment - Power transmission rights	-	-	52,668	-
Loss attributable to non-controlling interest	-	-	(13,779)	-
Future income tax recovery	-	-	(9,722)	-
Asset reclamation obligation	20,572	-	20,572	-
Equity loss	6,589	7,898	16,772	14,689
Foreign exchange (gain) loss	(998)	134	(1,827)	(3,043)
General and administrative	1,254	1,086	3,628	3,225
Gain on disposition of alluvial gold properties	-	-	(16,110)	-
Interest and accretion	4,017	3,912	11,309	11,341
Inventory write down	6,933	7,537	6,933	7,537
Mineral properties expense	15,507	5,776	22,648	6,930
Project care and maintenance (Galore Creek)	1,258	2,539	7,776	5,270
Project care and maintenance (Rock Creek)	3,830	3,967	8,705	14,595
Salaries, severance and payroll taxes	2,442	1,282	6,986	5,483
Salaries – stock-based compensation	1,295	688	6,347	3,829
Loss for the period	(56,527)	(147,599)	(115,054)	(182,068)
Basic and diluted loss per share attributable to the shareholders of the Company	(0.24)	(0.66)	(0.49)	(0.87)

Financial Results

For the three-month period ended August 31, 2011, the Company reported a net loss of $56.5 million (or $0.24 basic and diluted loss per share) compared to a net loss of $147.6 million (or $0.66 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to a 2010 non-cash asset impairment charge on the Rock Creek project for $116.2 million with no comparable amount in 2011. On the three-months ended August 31, 2011, the Company recorded an asset reclamation obligation adjustment of $20.6 million to reflect anticipated increased cost estimate for the closure activities of the Rock Creek project. In addition the Company recorded an inventory write down of $6.9 million during the three-months ended August 31, 2011 as a result of the Rock Creek project closure decision.

For the nine-month period ended August 31, 2011, the Company reported a net loss of $115.1 million (or $0.49 basic and diluted loss per share) compared to a net loss of $182.1 million (or $0.87 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to the non-cash asset impairment of the Rock Creek project for $116.2 million in 2010 compared to the non-cash asset impairment of the power transmission rights for $52.7 million in 2011, of which $13.8 million was attributable to non-controlling interest and $9.7 million to future income tax recovery partially offset by the gain on disposition of alluvial gold properties of $16.1 million.

NovaGold Resources Inc.

Expenses for the three-month period ended August 31, 2011 were $36.8 million compared to $28.2 million for the same period in 2010. This increase was primarily due to an increased exploration expense of $15.5 million compared to $5.8 million for the same period in 2010 as the result of an increased level of activity for the Galore Creek prefeasibility study and exploration work at the Ambler project.

Expenses for the nine-month period ended August 31, 2011 were $86.1 million compared to $65.0 million for the same period in 2010. This was primarily due to the increased level of activity for the Galore Creek prefeasibility study and exploration work at the Ambler project which resulted in the increase of mineral property expenses to $22.6 million compared with $6.9 million in 2010. The Company also recorded expense of $6.3 million compared with $3.8 million for stock-based compensation during the same periods in 2011 and 2010, respectively; the increase is due to higher valuations for the stock option and performance share units (“PSU”) issued as a result of the higher stock price. During the first nine months of 2011, the Company granted 1,244,700 stock options and 244,000 PSUs to employees and directors. These increases were offset by the reduction of care and maintenance expenditures at Rock Creek, as the Company recorded $8.7 million in the first nine months in 2011 compared with $14.6 million in 2010. This was due to the decreased level of activity in 2011 compared to 2010, when the Company was improving the tailings pond infrastructure and water treatment processes at Rock Creek. The Company also recorded $7.8 million of Galore Creek project care and maintenance expenses in 2011 compared with $5.3 million in 2010, mainly due to the increased level of activity in 2011 compared to 2010 as the project progresses by strengthening the existing access areas and upgrading its environmental program.

Outlook

At August 31, 2011, the Company had cash and cash equivalents of $91.6 million.

The Donlin Gold project’s approved 2011 budget is US$43.5 million of which US$30.8 million has been spent as at August 31, 2011. The 2011 work program focuses on completing the feasibility revision to incorporate the natural gas pipeline and preparing permit applications. During 2011, Donlin Gold has continued to consult with stakeholders and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. Donlin Gold has budgeted to spend US$8.8 million in the fourth quarter, of which the Company’s 50% share is approximately US$4.4 million, on community engagement, environmental studies and feasibility revision activities. The feasibility revision is expected to be completed in the fourth quarter of 2011, at which point Donlin Gold may, subject to approval by NovaGold and Barrick, proceed to prepare and file permit applications for the project in the first half of 2012.

At the Galore Creek project, GCMC spent approximately $23.1 million in the nine month period ended August 31, 2011 on care and maintenance, community engagement and completing the PFS. Teck was the sole funding partner until June 22, 2011, when it completed its $373.3 million earn-in obligation. NovaGold expects to fund $6.7 million in the fourth quarter at the Galore Creek project for resource and geotechnical drilling and additional environmental and advanced engineering work to prepare for integration into the Enhanced Plan and routine care and maintenance activities.

At the Ambler project, NovaGold has budgeted approximately US$10.0 million for 2011 for exploration and geotechnical drilling at site and for additional studies to determine the environmental and engineering aspects of developing the Arctic deposit, with US$7.6 million spent at the end of the third quarter. The Company continues to work with NANA Corporation to establish an agreement for collaborative development of the Ambler region, including district consolidation and infrastructure development that would benefit both the project and local communities. Management has been working actively with the State of Alaska in discussions regarding the Ambler Mining District Transportation Access. The Company expects to spend US$2.9 million in the fourth quarter on exploration activities as well as environmental and engineering studies.

NovaGold Resources Inc.

At the Rock Creek project, the decision was made during the third quarter to proceed with mine closure for the project. The Company expects to spend US$3.9 million in the fourth quarter and is working closely with the State Regulatory authorities and the local community on obtaining agreement for an approved closure plan. The Company revised the closure cost estimates for the required closure activities and recorded an expense for the revision of its asset reclamation obligation of $20.6 million in the third quarter of 2011 for a total retirement obligation of $27.9 million. Once a closure plan is approved, additional bonding may be required.

The Company has no material off-balance sheet arrangements.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost, million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest mineral reserve and mineral resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-lead-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

NovaGold Contact

Neil MacRae
Director, Investor Relations

604-669-6227 or 1-866-669-6227

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Specifically the information included under President's Message and Outlook in this news release contain forward-looking information. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and

NovaGold Resources Inc.

geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources and the Tahltan Nation for development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in the capital and operating costs estimated in the prefeasibility study; fluctuations in metal prices and currency exchange rates; uncertainties and risks regarding the cost estimates and completion schedule for the proposed access tunnel and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.